UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

UroGen Pharma Ltd.
(Name of Issuer)

Ordinary Shares,
par value NIS 0.01 per share
(Title of Class of Securities)

M96088105
(CUSIP Number)

November 1, 2017
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M96088105		13G	Page 2 of 6 Pages
1	NAME OF REPORTING PERSONS Menora Mivtachim Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 644,049 (*)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 644,049 (*)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 644,049 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.38% (*) (**)
12	TYPE OF REPORTING PERSON (See instructions) CO

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

(**) Based on 11,972,543 Ordinary Shares outstanding as of November 1, 2017 (as reported on Bloomberg LP).

Item 1. (a)	Name of Issuer:

UroGen Pharma Ltd.

(b)	Address of Issuer's Principal Executive Offices:

9 Ha’Ta’asiya Street, Ra’anana 4365007, Israel

Item 2. (a)	Name of Person Filing:

Menora Mivtachim Holdings Ltd.

(b)	Address of Principal Business Office:

Menora Mivtachim Holdings Ltd. – Menora House, 115 Allenby St., Tel Aviv 61008, Israel

(c)	Citizenship or Place of Incorporation:

Menora Mivtachim Holdings Ltd. – Israel

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.01 per share

(e)	CUSIP Number:

M96088105

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

The securities reported herein are beneficially owned as follows:

•	513,694 ordinary shares (representing 4.29% of the total ordinary shares outstanding) beneficially owned by Menora Mivtachim Pensions and Gemel Ltd.;
•	118,312 ordinary shares (representing 0.99% of the total ordinary shares outstanding) beneficially owned by Menora Mivtachim Insurance Ltd.; and
•	12,043 ordinary shares (representing 0.10% of the total ordinary shares outstanding) beneficially owned by Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd.

The securities reported herein are beneficially owned by Menora Mivtachim Holdings Ltd. ("Menora Holdings") and by entities that are direct or indirect, wholly-owned or majority-owned, subsidiaries of Menora Holdings (the "Subsidiaries"), such as Menora Mivtachim Insurance Ltd., Shomera Insurance Company Ltd., Menora Mivtachim Pensions and Gemel Ltd., and Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd.  The economic interest or beneficial ownership in a portion of the securities covered by this report (including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities) is held for the benefit of insurance policy holders, the owners of portfolio accounts, or the members of the provident funds or pension funds, as the case may be.  This statement on Schedule 13G shall not be construed as an admission by Menora Holdings or by any of the Subsidiaries that it is the beneficial owner of any of such securities covered by this statement on Schedule 13G, and each of Menora Holdings and the Subsidiaries disclaims beneficial ownership of any such securities except to the extent of its pecuniary interest therein.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

The beneficial ownership of the securities reported herein is described in Item 4(a).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2017
Menora Mivtachim Holdings Ltd. /s/ Jony Tal /s/ Aharon Kalman By: Jony Tal By: Aharon Kalman Title: CIO Title: CEO